UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

Commission File Number: 001-32557

FRONTEER DEVELOPMENT GROUP INC.
(Translation of registrant's name into English)

Suite 1640, 1066 West Hastings Street Vancouver, British Columbia Canada V6E 3X1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

SUBMITTED HEREWITH

Exhibits

99.1	Management's Discussion and Analysis for the Quarter Ended June 30, 2005

99.2	Consolidated Financial Statements for the Quarter Ended June 30, 2005

99.3	Cover letter of mailing to shareholders

99.4	Certification of Interim Filings - CEO

99.5	Certification of Interim Filings - CFO

99.6	News Release: Fronteer Announces Second Quarter Results

99.7	News Release: Fronteer Expands Deli Zone by 250 Metres and Discovers Third Potential Resource Area at Agi Dagi Project

99.8	News Release: Fronteer Increases Ownership to 57% in Labrador Uranium Projects

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fronteer Development Group Inc.
(Registrant)

Date: August 15, 2005	By:	/s/ Sean Tetzlaff
Sean Tetzlaff

	Title:	Chief Financial Officer and Corporate Secretary